

CARDIOME

6190 Agronomy Road,
Suite 405
Vancouver, B.C.
V6T 1Z3

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME TO HOLD THIRD QUARTER 2014 FINANCIAL RESULTS CONFERENCE CALL ON NOVEMBER 7

Vancouver, Canada, October 31, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it will report financial results for the third quarter ended September 30, 2014 on the morning of Friday, November 7, 2014. Cardiome will hold a conference call and webcast at 8:00 a.m. Eastern (5:00 a.m. Pacific) on that day to discuss the results.

To access the conference call, please dial **416-764-8688** or **888-390-0546 and use conference ID 37710827.** The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through December 06, 2014. Please dial 416-764-8677 or 888-390-0541 and enter code 710827# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

###